April 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Babette Cooper
Mark Rakip
Stacie Gorman
David Link

Re:	Origin Investment Corp I
Amendment 1 to Registration Statement on Form S-1
Filed February 14, 2025
File No. 333-284189

Ladies and Gentlemen:

Origin Investment Corp I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 6, 2025, regarding the Registration Statement on Form S-1, as amended, submitted to the Commission on February 14, 2025 (the “Registration Statement”). This letter will be filed concurrently with the filing of a registration statement on Form S-1/A (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment 1 to Registration Statement on Form S-1

Dilution, page 74

2.	We note the changes to the Pro forma net tangible book value after this offering in the Maximum Redemptions column on page 74, though it appears certain of the calculations continue to not compute. For instance, you tabularly present these balances as $0.81 per share for No exercise of over-allotment option and $0.65 per share for Full exercise of over-allotment option, respectively. However, it would appear the calculation of pro forma net tangible book value per share assuming no exercise of over-allotment option under maximum redemptions would be calculated based on amounts in the first table on page 75 (i.e. $1,223,304 / 1,885,000 shares). Please review your Dilution information presented in the tables on pages 74-75 and revise accordingly.

Response: We have revised the Registration Statement on pages 74 and 75.

Financial Statements, page F-1

5.	We note that your fiscal year end is December 31. Please amend your registration statement to update your financial statements and related information as of and for the most recently completed fiscal year end; refer to Rule 8-08 of Regulation S-X.

Response: We have amended the Registration Statement and updated our financial statements and related information as of December 31, 2024.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Yung-Hsi (“Edward”) Chang, Origin Investment Corp I
Nicolas Kuan Liang Lin, Origin Investment Corp I
Arif Soto, Venable LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP